
July 9, 2024

Aiden Lee Ping Wei
Chief Executive Officer
Graphjet Technology
Unit L4-E-8 Enterprise 4
Technology Park Malaysia
Bukit Jalil, 57000
Kuala Lumpur, Malaysia

> **Re: Graphjet Technology**
> **Registration Statement on Form S-1**
> **Filed June 25, 2024**
> **File No. 333-280461**

Dear Aiden Lee Ping Wei:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 25, 2024

Cover Page

1. For each of the shares and warrants being registered for resale, disclose the price that the selling shareholders paid for such securities.

2. We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Risk Factors, page 6

3.   Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Graphjet Technology is subject to financial reporting and other requirements as a public company..., page 22

4.   We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page 27

5.   We note that the projected revenues for 2023 were $839.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board in connection with the evaluation of the Business Combination. It appears you have not had any revenues or sales of your products to date. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

6.   In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

7.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock.

Signatures, page II-5

8.   Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer, and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1.

General

9.   Revise your prospectus to disclose the price that each selling shareholders paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investor, and other selling

shareholders acquired their shares and warrants, and the price that the public shareholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investor, and other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

10. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- Disclosure in the subsection entitled, "Pre-Business Combination Related Party Transactions — Energem," that refers to the closing of the business combination and associated events in the future tense or in hypothetical terms; and

- References throughout to "following the business combination" as a prospective occurrence.

11. We note your disclosure on page 62 that your selling shareholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Fullem at 202-551-8337 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing